Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || august 14, 2025

BIRKENSTOCK REPORTS fiscal THIRD QUARTER 2025 results with 16% constant F/X REVENUE GROWTH and significant MARGIN improvement despite currency headwinds; reaffirms FY2025 targets

Birkenstock Holding plc, (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the third quarter ended June 30, 2025. The Company reports third quarter revenue growth of 12%. On a constant currency basis, revenue growth was 16%, driven by continued strong demand for its products across all segments, channels and categories. Profitability improved with gross profit margin of 60.5%, up 100 basis points and Adjusted EBITDA margin of 34.4%, up 140 basis points compared to the third quarter of fiscal 2024.

The Company continues to expect fiscal 2025 revenue growth at the high-end of its guidance range of 15-17% in constant currency. Additionally, the Company continues to forecast adjusted EBITDA margin in a range of 31.3-31.8%, despite the strong depreciation of the US Dollar.

Financial highlights for the third quarter ended June 30, 2025 (compared to the third quarter ended June 30, 2024):

•
Revenue of EUR 635 million, an increase of 12% on a reported basis and 16% in constant currency
•
Double-digit revenue growth across all segments; 10% on a reported basis (16% in constant currency) in the Americas, 13% in EMEA (reported and in constant currency) and 21% on a reported basis (24% in constant currency) in APAC
•
B2B revenue growth of 15% on a reported basis and 18% in constant currency
•
DTC revenue growth of 9% on a reported basis and 12% in constant currency
•
Gross profit margin of 60.5%, up 100 basis points from 59.5% in the third quarter of fiscal 2024 due to sales price adjustments (net of input costs) and better absorption of manufacturing capacity, partly offset by unfavorable currency translation and channel mix
•
Net profit of EUR 129 million, up 73% from EUR 75 million; EPS of EUR 0.69, up 75% from EUR 0.40

•
Adjusted Net profit of EUR 116 million, up 26% from EUR 92 million; Adjusted earnings per share of EUR 0.62, up 27% from EUR 0.49
•
Adjusted EBITDA of EUR 218 million, up 17% year-over-year; Adjusted EBITDA margin of 34.4%, up 140 basis points from 33.0% a year ago
•
Cash flows from operating activities of EUR 261 million; operating cash flow was down EUR 21 million year-over-year, primarily due to the timing of tax payments and changes in working capital
•
The Company repurchased and cancelled 3.9 million shares on May 30, 2025 for EUR 176 million, reducing average shares outstanding for the third quarter by 1.3 million; shares outstanding at June 30, 2025 totaled 183.9 million, down 3.9 million from March 31, 2025

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “Our third quarter results prove the strong foundation of our brand. Reported revenue growth was 12%. On a constant currency basis, we grew revenue by 16%, with double-digit growth in all regions. Underlying demand remains strong and we are on track to meet our target of constant currency growth at the high end of the 15-17% range we provided at the beginning of the year. We saw significant margin improvement in the quarter driven by sales price adjustments net of inflation and better absorption. This puts us on track to meet our Adjusted EBITDA margin target for the year despite the currency headwinds. We believe we are well-positioned to manage the impact of the current 15% US/EU tariff agreement through a combination of pricing adjustment, cost discipline and inventory management to protect the long-term health and profitability of the BIRKENSTOCK brand."

Fiscal third quarter 2025 results demonstrate resilient consumer demand for BIRKENSTROCK products

BIRKENSTOCK reports fiscal third quarter 2025 revenue of EUR 635 million, up 12% compared to the fiscal third quarter of fiscal 2024 on a reported basis and up 16% in constant currency. Revenue growth was supported by high single-digit unit growth and mid-single-digit growth in Average Selling Price (ASP). Closed-toe shoes continue to outpace the growth of sandals, contributing to the higher ASP. Closed-toe share of revenue increased 400 basis points year-over-year.

B2B revenue grew 15% on a reported basis and 18% in constant currency, supported by strong demand and sell-through at key partners. DTC revenue was up 9% in reported and 12% in constant currency. The Company opened 13 new own stores during the fiscal third quarter of 2025, bringing the total number of own retail stores to 90.

Double-digit revenue growth in all segments

In the Americas segment, BIRKENSTOCK delivered third quarter revenue growth of 10% on a reported basis and 16% in constant currency. Both B2B and DTC grew at a strong double-digit pace in constant currency. The Company opened three new stores (Houston, Deer Park, and Naperville), bringing the total number of own stores in the Americas segment to 13.

Revenue in EMEA grew 13% in the third quarter of 2025 in reported and constant currency. Both B2B and DTC grew double-digits. The Company opened new stores in The Hague and San Sebastian, bringing total stores in the EMEA segment to 39.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 21% on a reported basis and 24% on a constant currency basis in the third quarter of 2025. The Company opened eight new own stores, bringing the total in APAC to 38. Additionally, the Company grew the number of mono-brand partner stores by over 20% in APAC.

2	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested approximately EUR 22 million in capital expenditures in the third quarter of 2025, primarily to expand production capacity.

BIRKENSTOCK ended the quarter with cash and cash equivalents of EUR 262 million and net leverage of 1.7x as of June 30, 2025 compared to 1.8x at September 30, 2024. Without the share buyback, net leverage would have been 1.4x. The Company remains committed to further deleveraging its balance sheet with free cash flow, targeting approximately 1.5x net leverage by the end of fiscal 2025.

During the quarter, the Company used EUR 176 million of cash to repurchase and cancel 3.9 million ordinary shares.

Company updates guidance for fiscal 2025

BIRKENSTOCK is reiterating its previous guidance for fiscal 2025 as follows:

•
Revenue growth is expected to be at the high end of 15-17% range in constant currency
•
Adjusted EBITDA margin of 31.3-31.8%, despite the significantly weaker US Dollar

3	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Conference call information

BIRKENSTOCK will host a call to discuss fiscal third quarter 2025 results on August 14, 2025, at 8:00 a.m. Eastern Time (1:00 p.m. British Summer Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 762592. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 52636. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, and a deterioration of the macroeconomic situation generally, and our ability to react to any of them; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

6	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Revenue	635,042	564,758	1,571,091	1,348,926
Cost of sales	(250,964)	(228,833)	(637,405)	(556,973)
Gross profit	384,078	335,925	933,686	791,953
Selling and distribution expenses	(162,771)	(149,185)	(407,427)	(365,824)
General and administrative expenses	(32,960)	(27,377)	(89,511)	(81,754)
Foreign exchange gain (loss)	9,507	(4,157)	206	(21,295)
Other income (expense), net	127	267	380	473
Profit from operations	197,981	155,473	437,334	323,553
Finance cost, net	(18,302)	(44,578)	(68,692)	(108,017)
Profit before tax	179,679	110,895	368,642	215,536
Income tax expense	(50,451)	(36,255)	(114,182)	(76,399)
Net profit	129,228	74,640	254,460	139,137

Earnings per share
Basic	0.69	0.40	1.36	0.74
Diluted	0.69	0.40	1.36	0.74
Shares	186,479,342	187,827,437	187,382,557	187,522,182

7	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(In thousands of Euros)

	June 30,	September 30,
	2025	2024
Assets
Non-current assets
Goodwill	1,515,095	1,554,621
Intangible assets (other than goodwill)	1,585,049	1,639,393
Property, plant and equipment	345,370	318,843
Right-of-use assets	171,943	171,334
Deferred tax assets	980	117
Other assets	30,883	37,351
Total non-current assets	3,649,320	3,721,659
Current assets
Inventories	672,453	624,807
Trade and other receivables	242,014	114,302
Current tax assets	6,753	11,263
Other current assets	74,702	57,065
Cash and cash equivalents	261,834	355,843
Total current assets	1,257,756	1,163,280
Total assets	4,907,076	4,884,939
Shareholders' equity and liabilities
Shareholders' equity	2,632,397	2,625,019
Non-current liabilities
Loans and borrowings	1,166,088	1,169,965
Tax receivable agreement liability	330,776	344,590
Lease liabilities	143,993	143,199
Other provisions	5,775	4,867
Deferred tax liabilities	157,219	131,003
Deferred income	13,637	13,737
Other liabilities	4,695	4,666
Total non-current liabilities	1,822,183	1,812,027
Current liabilities
Loans and borrowings	15,572	24,670
Tax receivable agreement liability	33,441	15,300
Lease liabilities	40,774	40,874
Trade and other payables	157,733	136,280
Accrued liabilities	32,272	29,411
Other financial liabilities	5,245	3,971
Other provisions	27,773	31,164
Contract liabilities	9,880	7,999
Tax liabilities	100,206	144,730
Other current liabilities	29,600	13,494
Total current liabilities	452,496	447,893
Total liabilities	2,274,679	2,259,920
Total shareholders' equity and liabilities	4,907,076	4,884,939

8	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Net profit (loss)	129,228	74,640	254,460	139,137
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	28,250	24,809	81,754	72,193
Loss on disposal of property, plant and equipment	36	82	90	20
Change in expected credit loss	1,595	(412)	1,781	(540)
Finance cost, net	18,302	44,578	68,692	108,017
Net exchange differences	(10,226)	4,157	(1,875)	21,295
Non-cash operating items	(54)	(401)	189	1,993
Income tax expense	50,451	36,255	114,182	76,399
Income tax paid	(10,139)	1,381	(123,735)	(8,772)
MIP personal income tax paid / reimbursement, net	-	-	-	(11,426)
Changes in Working capital:	53,205	96,491	(164,823)	(112,203)
- Inventories	7,187	36,043	(61,623)	(29,859)
- Right to return assets	(653)	(913)	(599)	(1,191)
- Trade and other receivables	(4,495)	11,249	(139,411)	(97,891)
- Trade and other payables	29,416	24,199	24,470	24,220
- Accrued liabilities	3,189	4,469	3,164	(3,340)
- Other current financial liabilities	142	256	425	1,119
- Other current provision	6,044	9,130	(3,360)	(5,852)
- Contract liabilities	5,201	456	1,856	3,330
- Prepayments	(770)	3,834	(1,601)	(4,397)
- Other	7,944	7,768	11,856	1,658
Net cash flows provided by operating activities	260,648	281,580	230,715	286,113
Interest received net of taxes withheld	1,156	1,337	4,317	3,501
Purchases of property, plant and equipment	(20,551)	(14,594)	(54,092)	(49,525)
Purchases of intangible assets	(1,705)	(3,827)	(7,799)	(6,130)
Proceeds from sale of property, plant and equipment	17	(78)	36	-
Purchase of other assets	-	-	(1,430)	-
Receipt of government grant	-	-	1,888	8,739
Net cash flows (used in) investing activities	(21,083)	(17,162)	(57,080)	(43,415)
IPO Proceeds, net of transaction costs	-	-	-	449,214
Repurchase of ordinary shares	(176,382)	-	(176,382)	-
Repayment of loans and borrowings, net	(1,872)	(770)	(6,077)	(526,048)
Payment of transaction costs related to refinancing	-	-	(250)	-
Interest paid	(18,777)	(24,139)	(45,071)	(73,592)
Payments of lease liabilities	(10,913)	(8,805)	(31,512)	(25,461)
Interest portion of lease liabilities	(2,184)	(2,108)	(6,820)	(6,036)
Net cash flows (used in) financing activities	(210,128)	(35,822)	(266,112)	(181,923)
Net increase (decrease) in cash and cash equivalents	29,437	228,596	(92,477)	60,775
Cash and cash equivalents at beginning of period	235,399	175,728	355,843	344,408
Net foreign exchange difference	(3,002)	23	(1,532)	(836)
Cash and cash equivalents at end of period	261,834	404,347	261,834	404,347

9	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

	Three months ended June 30,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	390,156	340,593	15%	18%
DTC	243,891	223,364	9%	12%
Corporate / Other	995	801	24%	24%
Total Revenue	635,042	564,758	12%	16%
Americas	312,266	282,865	10%	16%
EMEA	258,603	229,048	13%	13%
APAC	63,178	52,044	21%	24%
Corporate / Other	995	801	24%	24%
Total Revenue	635,042	564,758	12%	16%

	Nine months ended June 30,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	1,004,685	843,527	19%	20%
DTC	563,113	501,792	12%	13%
Corporate / Other	3,293	3,607	(9)%	(9)%
Total Revenue	1,571,091	1,348,926	16%	17%
Americas	835,490	718,364	16%	18%
EMEA	574,207	506,095	13%	13%
APAC	158,101	120,860	31%	32%
Corporate / Other	3,293	3,607	(9)%	(9)%
Total Revenue	1,571,091	1,348,926	16%	17%

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Total Revenue	635,042	564,758	1,571,091	1,348,926
USD impact	15,040	(2,929)	5,819	9,175
CAD impact	2,061	403	3,266	1,721
Other currencies impact	1,169	1,410	(127)	2,813
Total Revenue @ constant currencies	653,311	563,641	1,580,049	1,362,634
Revenue growth @ constant currencies	16%	19%	17%	22%

10	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(In thousands of Euros, except share and per share information)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Net profit (loss)	129,228	74,640	254,460	139,137
Add (Less) Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	-	-	7,459
Secondary offering related costs(3)	1,546	1,890	1,546	1,890
Realized and unrealized FX (gain) loss(4)	(9,507)	4,157	(206)	21,295
Release of capitalized transaction costs(5)	-	16,310	-	26,858
Tax adjustment(6)	(5,242)	(5,127)	(3,821)	(14,627)
Adjusted Net profit (loss)	116,025	91,870	251,979	185,602
Adj. Earnings per share
Basic	0.62	0.49	1.34	0.99
Diluted	0.62	0.49	1.34	0.99

Shares	186,479,342	187,827,437	187,382,557	187,522,182

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024, and on May 30, 2025.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents the effect of reversing capitalized transaction costs of the Original USD Term Loan due to its early repayment of USD 450 million in the first quarter ended December 31, 2023 and the subsequent impact on finance costs.

(6) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(In thousands of Euros)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Net profit (loss)	129,228	74,640	254,460	139,137
Add:
Income tax expense	50,451	36,255	114,182	76,399
Finance cost, net	18,302	44,578	68,692	108,017
Depreciation and amortization	28,250	24,809	81,754	72,193
EBITDA	226,231	180,282	519,088	395,746
Add Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	-	-	7,459
Secondary offering related costs(3)	1,546	1,890	1,546	1,890
Realized and unrealized FX (gain) loss(4)	(9,507)	4,157	(206)	21,295
Adjusted EBITDA	218,270	186,329	520,428	429,981

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024, and on May 30, 2025.

4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(In thousands of Euros, unless otherwise stated)

	June 30,		September 30,
	2025		2024
Loans and borrowings (Non-current)	1,166,088		1,169,965
+ USD Term Loan (Current)	7,257		7,890
+ Lease liabilities (Non-current)	143,993		143,199
+ Lease liabilities (Current)	40,774		40,874
- Cash and cash equivalents	(261,834)		(355,843)
Net debt	1,096,278		1,006,085
Adjusted EBITDA (LTM)	645,401		554,955
Net leverage	1.7	x	1.8	x

12	BIRKENSTOCK HOLDING PLC || press release || August 14, 2025